ASM International nv

Versterkerstraat 8

PO Box 60165

1320 AE Almere

The Netherlands

Tel. +31 8810-08810

Fax +31 8810-08820

October 14, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Jay Mumford, Senior Attorney

Mail Stop 3030

Washington, D.C. 20549

Dear Mr. Mumford,

Reference is made to your October 8, 2009 letter addressed to me re the Form 20-F filed by ASM International N.V. on March 24, 2009 (File No. 000-13355). We have reviewed your further input and advise as follows.

We confirm that in future filings, including Form 20-F and Form 6-K as appropriate, we will provide disclosure as noted in our prior response to your comment and in line with the input in your October 8, 2009 letter.

Your attention and assistance is appreciated.

Best regards,

/s/ Dick Bowers
Chief Legal Officer,
ASM Front-End Operations